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Exhibit 21.1

List of Subsidiaries of the Registrant

Name		Jurisdiction
1.	Bruker Daltonics Ltd.	England
2.	Bruker Daltonique S.A.	France
3.	Nihon Bruker Daltonics K.K.	Japan
4.	Bruker Daltonics AG	Switzerland
5.	Bruker Daltonics Scandinavia AB	Sweden
6.	ProteiGene, Inc.	Massachusetts, USA
7.	Bruker Daltonik GmbH	Germany
8.	Bruker Saxonia Analytik GmbH*	Germany
9.	Bruker Daltonics LTD	Canada
10.	Bruker Daltonics S.r.l.	Italy
11.	Bruker Daltonics Pte Ltd (Singapore)	Singapore
12.	Bruker Daltonics Australia Pty. Ltd.	Australia

        * Bruker Saxonia Analytik GmbH ("Saxonia") is an indirect subsidiary of the Registrant. Saxonia is 98% owned by Bruker Daltonik GmbH ("Daltonik"). Daltonik, in turn, is a wholly-owned subsidiary of the Registrant.

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List of Subsidiaries of the Registrant